Exhibit 99.1

MILBANK, TWEED, HADLEY & McCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005-1413
LOS ANGELES 213-892-4000 FAX: 213-629-5063		BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707
__________________
WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586	212-530-5000 FAX: 212- 530-5219	HONG KONG 852-2971-4888 FAX: 852-2840-0792

LONDON 44-20-7615-3000 FAX: 44-20 -7615-3100		SINGAPORE 65-6428-2400 FAX: 65-6428-2500

FRANKFURT 49-(0)69-71914-3400 FAX: 49-(0)69-71914-3500		TOKYO 81-5410-2801 FAX: 81-5410-2891

MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700	June 14, 2010

Credit Suisse

11 Madison Avenue
New York, NY 10010

Dear Sirs and Mesdames:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. W2 dated June 9, 2010 relating to Capped Reverse Prepaid Put Warrants expiring December 22, 2010 Linked to the S & P 500 Index (the “Pricing Supplement”), to the product supplement no. W-I dated December 14, 2009 relating to Warrants Linked to the Performance of One or More Indices or Exchange Traded Funds or Reference Shares or a Basket (the “Product Supplement”), to the prospectus supplement dated December 14, 2009 for the Company’s issuance of certain Warrants (the “Prospectus Supplement”), relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Milbank, Tweed, Hadley & McCloy LLP

BK/AW